                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                       TO RULES 13d-1(b), (c) AND (d) AND
                    AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE  13d-2

                              (AMENDMENT NO. 20)*

                             THE LIBERTY CORPORATION
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   530370 10 5
                                 (CUSIP NUMBER)

                                DECEMBER 31, 1999
              DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

           CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO
                         WHICH THIS SCHEDULE IS FILED:

                [ ] Rule 13d-1(b)

                [ ] Rule 13d-1(c)

                [X] Rule 13d-1(d)



------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 4 Pages

CUSIP NO.    530370 10 5              SCHEDULE 13G            PAGE 2 OF 4 PAGES


(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  W. Hayne Hipp
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(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)   [ ]
                                                                      (B)   [X]
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(3)     SEC USE ONLY

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(4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                    United States of America
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                  (5)      SOLE VOTING POWER
 NUMBER OF                                                     335,527 Shares
   SHARES         -------------------------------------------------------------
BENEFICIALLY      (6)      SHARED VOTING POWER
  OWNED BY                                                   1,999,549 Shares
    EACH          -------------------------------------------------------------
 REPORTING        (7)      SOLE DISPOSITIVE POWER
PERSON WITH                                                    335,527 Shares
                  -------------------------------------------------------------
                  (8)      SHARED DISPOSITIVE POWER
                                                             1,999,549 Shares

(9)               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             2,335,076 Shares
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(10)              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
         SHARES*                                                           [  ]

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(11)              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                          12.0%

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(12)              TYPE OF REPORTING PERSON*                            IN

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                      *SEE INSTRUCTIONS BEFORE FILING OUT!



                                Page 2 of 4 Pages

                        AMENDMENT NO. 20 TO SCHEDULE 13G

ITEM 1(a).      NAME OF ISSUER:
                                  The Liberty Corporation
ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                  2000 Wade Hampton Boulevard
                                  Greenville, South Carolina  29615
ITEM 2(a).      NAME OF PERSON FILING:
                                  W. Hayne Hipp
ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                                  2000 Wade Hampton Boulevard
                                  Greenville, South Carolina  29615
ITEM 2(c).      CITIZENSHIP:
                                  United States of America
ITEM 2(d).      TITLE OF CLASS OF SECURITIES:
                                  Common Stock
ITEM 2(e).      CUSIP NUMBER:
                                  530370-10-5
ITEM 3. Not Applicable
ITEM 4. OWNERSHIP:

                (a)      Amount Beneficially Owned:                                    2,335,076 shares
                (b)      Percent of Class:                                                     12.0%
                (c)      Number of shares as to which such person has:
                         (i) Sole power to vote or direct the vote                       335,527 shares
                        (ii) Shared power to vote or direct the vote                   1,999,549 shares
                       (iii) Sole power to dispose or direct the disposition of          335,527 shares
                        (iv) Shared power to dispose or direct the disposition of      1,999,549 shares

         Mr. Hipp disclaims beneficial ownership of all the shares shown above except the 335,527 shares as to which he has sole voting and dispositive power.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                                  Not applicable.
ITEM 6. OWNERSHIP OR MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
                The shares shown in Item 4(ii) and (iv) above are held by persons or entities having the right to receive dividends and sale proceeds as follows:

                (a) 762,036 shares (or 3.9%) are held by Wachovia Bank, Greenville, South Carolina, as trustee of trusts for the benefit of the adult children of Mr. Hipp's deceased aunt (Dorothy Hipp Gunter). Mr. Hipp and an unrelated individual are committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts and action with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

                               Page 3 of 4 Pages

                  (b) 208,000 shares (or 1.1%) are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust for the benefit of Boyd Calhoun Hipp II. Mr. Hipp and William R. Patterson are the committeemen for this trust and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trust and with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

                  (c) 596,144 shares (or 3.1%) are held by Wachovia Bank, Greenville, South Carolina as trustee of trusts for the benefit of Mr. Hipp's brother and sister. Mr. Hipp and Mr. Hipp's brother and sister are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts and with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

                  (d) 297,302 shares (or 1.5%) are held by The W. Hayne Hipp Foundation. Mr. Hipp and Mr. Hipp's wife are trustees of the Foundation.

                  (e) 106,333 shares (or .5%) are held by Wachovia Bank, Greenville, South Carolina, as trustee of trusts for the benefit of Dorothy Gunter Leland and Cecil Guy Gunter, Jr. Mr. Hipp, Mrs. Leland and Mr. Gunter are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts and with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

                  (f) 12,045 shares (or .1%) are held by Mr. Hipp's wife.

                  (g) 17,689 shares (or .1%) are held by the W. Hayne Hipp 1990 Family Trust for the benefit of his children. Mr. Hipp's wife and an unrelated individual serve as Co-Trustees of this Trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                                  Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                                  Not applicable.
ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP:
                                  Not applicable.
ITEM 10.        CERTIFICATION:

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 1, 2000                               /s/     W. HAYNE HIPP
                                              ----------------------------------
                                                        W. Hayne Hipp



                               Page 4 of 4 Pages